82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

September 20, 2002

02055169

02 OCT -2 AM 9:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

Dear Sirs:

RE: Notice of Annual General Meeting & Record Date

In accordance with National Policy No. 41, we hereby give notice that AFRICAN METALS CORPORATION will hold its Annual General Meeting at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 26, 2002 at 2:00 pm. The record date for determining the members entitled to vote at this meeting is the close of business on October 16, 2002.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Administration

/kn

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

P

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